JAMES D. EVANS	July 26, 2019	EMAIL JEVANS@FENWICK.COM Direct Dial (206) 389-4559

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer López, Staff Attorney
Lilyanna Peyser, Special Counsel
Bill Thompson, Senior Assistant Chief Accountant
Donna Di Silvio, Staff Accountant

Re:	Peloton Interactive, Inc.
Amended Draft Registration Statement on Form S-1
Submitted July 3, 2019
CIK No. 0001639825

Ladies and Gentlemen:

We are submitting this letter on behalf of Peloton Interactive, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 17, 2019 (the “Letter”), regarding the Company’s Amended Draft Registration Statement on Form S-1 (CIK No. 0001639825) confidentially submitted by the Company to the Commission on July 3, 2019 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 3 (“Draft No. 3”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. With this letter, we have enclosed four copies of Draft No. 3 in paper format, marked to show changes from the Draft Registration Statement as submitted on July 3, 2019, all of which is being transmitted via overnight courier.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 3 to update certain other disclosures.

Selected Consolidated Financial and Other Data

Non-GAAP Financial Measures, page 58

1.

We note your response to comment 2. Please revise to remove the reference to litigation expenses as “extraordinary” and disclose that litigation expenses consist of legal settlements and related fees for specific proceedings unrelated to your day-to-day business operations. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2019

In response to the Staff’s comment, the Company has revised its disclosures on pages 58 and 68 of Draft No. 3.

2.

We note your response to comment 3 as well as your risk factor disclosure on pages 20 and 28. Your response suggests that it would be misleading to potential investors to include expenses incurred and reported in accordance with GAAP in the company’s non-GAAP performance measures. However, it is not yet clear to us why it is not misleading to exclude “content costs for past use” from your non-GAAP performance measures. Therefore, please help us better understand the nature and timing of these costs and how these amounts were determined in your go-forward agreements. In this regard, provide us with an understanding of the number of go-forward agreements you have entered into in the past and your expectation of similar agreements and payments in the future.

Further, you have indicated that your account for music royalty fees, including content costs for past use, as a component of subscription cost of revenue in each reporting period and that the accounting for “past use costs” are not accounting errors or out-of-period accounting corrections. Rather, you suggest that they represent amounts recorded for changes in estimates. While these costs may relate to prior period estimates, excluding them from your non-GAAP measures presents your operating results as if these costs of revenue were never incurred in any period. As such, it is not clear how excluding these costs provides investors with a full understanding of your core operating results. Please explain.

Please also provide us with the following additional information:

•	The date Crescendo was introduced and utilized to create playlists from songs licensed to the Company;
•	The date instructors were required to select only songs currently licensed by the Company, if true;
•	The factors you consider in determining the liability is probable;
•	Approximately when in the future you estimate content costs for past use will no longer be incurred;
•	A roll-forward of your reserve for content costs for past use for each period presented; and,
•	The amount of music royalty fees recognized for each period presented.

The Company advises the Staff that it is not excluding music royalty fees associated with past use from the Company’s historical subscription contribution margin and adjusted EBITDA measures consistent with the guidance provided in Question 100.01 of the Compliance and Disclosure Interpretations on the use of non-GAAP financial measures. That is, the normal, recurring cash operating expense (for example, music royalty fees) for music streamed on the Company’s platform is included as a component of subscription cost of revenue, as well as subscription contribution margin and adjusted EBITDA, in all periods presented. In these cases, the Company estimates and records music royalty expense based upon license agreements that were previously negotiated with other licensors and actual music streaming usage. When the Company executes music license agreements with various music rights holders for go-forward usage, the Company may also simultaneously enter into a separate release agreement whereby the Company is released from all potential licensor claims regarding the Company’s alleged past use of copyrighted material in exchange for a negotiated payment. This release payment is in excess of the normal and recurring music royalty expense and it is this release payment that the Company records as “content costs for past use” and is accordingly excluded from the Company’s non-GAAP financial measures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2019

Prior to the execution of a music license agreement, in addition to the estimated music royalty expense, the Company records expenses for estimated potential future release payments based upon license agreements previously entered into and the market share and size of the music rights holder. The Company assesses several factors to determine when a liability may be probable, including the timing and probability of a successful negotiation of separate release agreements. This assessment is subject to a myriad of complex and evolving legal issues across many jurisdictions and is not predictable. Given the nature of the timing of negotiations coupled with the fact that the release payment is in excess of the normal and recurring music royalty expense, the Company continues to believe it would be confusing and potentially misleading to investors to include past use payments in the Company’s subscription contribution margin and adjusted EBITDA measures. Further, the Company expects these past use payments to significantly decrease in the future and that adjusting for these costs in the manner reflected in the Draft Registration Statement is more indicative of future trends in the Company’s business.

To date, the Company has entered into numerous agreements with all the major record labels, all the major publishers, many independent labels and publishers and all the major performing rights organizations to resolve instances of alleged past use while entering into go-forward licenses with each of those parties. The Company also has built Crescendo, an internally developed music content management and reporting system that allows instructors to create class playlists from a selection of songs licensed to the Company. Accordingly, the Company believes that payments for content costs for past use will decrease over time and eventually be eliminated. The Company expects that content costs for past use, if any, would only be related to music usage from prior to when the Company introduced Crescendo and the ultimate resolution of such matters, which are not expected to be material, will occur as soon as December 31, 2020, but potentially by a later date due to the uncertainty of litigation.

With respect to the additional information requested by the Staff, the Company advises the Staff as follows:

•	The Company introduced Crescendo on March 30, 2019.

•

Prior to the launch of Crescendo, the process for managing the instructors’ selection of music was largely manual. The Company began developing the internal procedures to better automate the management of the selection of music in December 2015, and has continued to evolve the process through 2019, until the launch of Crescendo. However, given the manual nature of many of the Company’s pre-Crescendo procedures and the fractured and opaque nature of the music rights landscape, the ability to ensure that each song selected by the instructors was fully cleared was difficult to manage.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2019

•

As described in the risk factors section of Draft No. 3, comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is ordinarily unavailable and, in some cases, impossible to obtain if withheld by the owners or administrators of such rights. In some cases, the Company obtains alleged ownership information directly from music publishers, and in other cases the Company relies on the assistance of third parties to attempt to determine ownership information. Prior to the execution of a music license agreement, the Company estimates and records a charge based upon license agreements previously entered into and the market share and size of the music rights holder. The Company adjusts these estimates in the period it is probable of entering a release agreement. Given the fractured and opaque nature of the music rights landscape, particularly with regard to the rights held by music publishers, the Company has estimated that a certain diminishing percentage of the Company’s archived library may include music for which certain rights or fractional interests may not have been fully licensed. As the Company expands the number of rights holders with which the Company has entered into agreements and/or identifies the rights as belonging to music rights holders with whom the Company already has agreements, that estimated reserve is revised.

•	The Company estimates that the effect of all content costs for past use will no longer be incurred as early as December 31, 2020, but potentially by a later date due to the uncertainty of litigation.

•	The Company’s three-year roll-forward reserve for content costs for past use is reflected in the table provided below:

	Amount in $ millions	Excluded from Adjusted EBITDA and Subscription Contribution Margin
Balance—July 1, 2016	$6.3
Content Costs for Past Use	15.5	Yes
Estimated Royalty Expense for Current Period Activity	0.4	No
Payments	(8.8)

Balance—June 30, 2017	$13.4

Content Costs for Past Use	14.5	Yes
Estimated Royalty Expense for Current Period Activity	1.0	No
Payments	(10.3)

Balance—June 30, 2018	$18.6

Content Costs for Past Use	16.4	Yes
Estimated Royalty Expense for Current Period Activity	2.1	No
Payments	(15.5)

Balance—March 31, 2019	$21.7

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2019

•

In fiscal 2017, fiscal 2018, and the nine months ended March 31, 2019, the Company paid $2.1 million, $11.5 million, and $19.7 million in music royalty fees, respectively, excluding content costs for past use.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Our Business Model, page 62

3.	Your revised disclosure did not fully address comment 6. Please revise the following:
•

Refer to the second paragraph under Improve Profitability through Scaling Content Platform on page 64. Provide a discussion and analysis of the GAAP measure comparable to the non-GAAP measure Subscription Contribution Margin. Your discussion and analysis of the GAAP measure should be in a location of equal or greater prominence than that of your discussion and analysis of the non-GAAP measure Subscription Contribution Margin.

•

Refer to Key Operational and Business Metrics on page 66. Revise to provide equally prominent tabular disclosure of the GAAP measures comparable to Subscription Contribution, Subscription Contribution Margin, Adjusted EBITDA and Adjusted EBITDA margin.

See Item 10(e)(1) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised its disclosures on pages 64 and 67 of Draft No. 3.

4.

We note your response to comment 9 that the inclusion of the calculation of the Company’s Net Customer Acquisition Costs and the Connected Fitness Subscriber Lifetime Value was not intended to identify trend information. Your disclosure, however, appears to suggest otherwise. In this regard, we note your disclosure that “[a]s you expand [y]our content offering...[you] believe [you] can maintain a low Average Net Monthly Connected Fitness Churn, resulting in a high Connected Fitness Subscriber Lifetime Value,” and that “[you] believe [you] will continue to drive rapid payback and efficiencies in Net Customer Acquisition Costs (profit)...” Please tell us how the Connected Fitness Subscriber Lifetime Value and Net Customer Acquisition Costs (profit) calculation for prior periods supports such beliefs.

The Company advises the Staff that it has achieved high levels of Connected Fitness Subscriber Lifetime Value relative to its Net Customer Acquisition Cost (profit) in all of the periods presented, and, in recent periods, has even been able to drive a Net Customer Acquisition Profit in fiscal 2018 and the nine months ended March 31, 2019, demonstrating its ability to maintain Connected Fitness Subscriber Lifetime Value while driving rapid payback and efficiencies.

In response to the Staff’s comment, the Company has revised its disclosures on page 65 of Draft No. 3.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2019

Business

Our Industry and Opportunity, page 93

5.

Please revise this section to discuss the substance of your response to comment 17 relating to the material assumptions and estimates underlying your calculation of TAM and SAM for each of the markets presented.

In response to the Staff’s comment, the Company has revised its disclosures on pages 3, 48 and 96 of Draft No. 3.

Audited Financial Statements

2. Summary of Significant Accounting Policies

Stock-Based Compensation, page F-10

6.

We note your response to comment 22. Please expand your disclosure in the notes to the audited financial statements to state you use the simplified method consistent with your response and explain the reason why the method was used. Refer to ASC 718-10-S99-1, SAB Topic 14.D, Certain Assumptions Used in Valuation Methods, 2. Expected Term, Question 6.

In response to the Staff’s comment, the Company has revised its disclosure on page F-11 of Draft No. 3.

Commitments and Contingencies, page F-12

7.

We note your response to comment 23. Please expand your disclosure to clarify that if a loss is reasonably possible and the loss or range of loss cannot be made you disclose that an estimate of the loss or range of loss cannot be made. Please refer to ASC 450-20-50 paragraphs 3 through 5.

In response to the Staff’s comment, the Company has revised its disclosures on pages 90 and F-12 of Draft No. 3.

9. Commitments and Contingencies

Legal Proceedings, page F-23

8.

We note your response to comment 24 that you determined the VR Optics matter does not require disclosure because the likelihood of a material loss is remote. We also note news regarding the review of the validity of three of your patents by a review board of the U.S. Patent and Trademark Office. Please update your disclosure under Legal Proceedings on page 108 to disclose the Trial and Appeal Board’s orders in June to review the validity of the patents or advise us why you do not believe revised disclosure is necessary. Also please tell us your consideration of disclosing the class action lawsuit filed on March 29, 2019 here or within Legal Proceedings on page 108. Reference made to U.S. District Court for the Central District of California case number 2:19-CV-04968.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2019

The Company advises the Staff that, like the VR Optics matter, it does not believe disclosure of either the review of three of the Company’s patents by a review board (an “IPR Proceeding”) of the U.S. Patent and Trademark Office (the “PTO”) nor the putative class action lawsuit filed in the Central District of California in March 2019 (the “Putative Class Action”) is required in the Company’s financial statements because the likelihood of a material loss in each case is remote. Moreover, the Company has not disclosed the IPR Proceeding and Putative Class Action in the Legal Proceedings section of the Draft Registration Statement because the Company does not believe that the loss from either matter would be material in the event such matters were settled or adjudicated in a manner unfavorable to the Company.

With respect to the IPR Proceeding, the Company advises the Staff that, unlike the VR Optics matter which relates to claims that the Company has infringed upon third-party patents, the IPR Proceeding relates to a proceeding filed by Flywheel Sports, Inc. (“Flywheel”) in response to the Company’s lawsuit against Flywheel for patent infringement. The Company believes that the initiation of an IPR Proceeding is a standard approach taken by defendants in a patent infringement case and the Company does not believe this represents anything uniquely problematic about the Company’s patents. Moreover, the IPR Proceeding relates only to three of the patents in the Company’s patent portfolio, all of which predate the Company’s more recent patents and patent applications for related subject matters. Consequently, while the Company believes that the Company’s patents at issue will survive the IPR Proceeding, in whole or in part, the Company has a patent portfolio that goes beyond the patents at issue. Further, even if the PTO were to invalidate the three patents at issue in the IPR Proceeding, the Company would appeal such a ruling to the full board of the PTO and to the U.S. Federal Circuit Court. Finally, even if the Company’s patents at issue in the IPR Proceeding were determined to be invalid, the Company does not believe this result would have a material impact on the Company’s business. For these reasons, the Company does not believe disclosure of the IPR Proceeding in the Draft Registration Statement is required.

With respect to the Putative Class Action, the Company advises the Staff that the Company strongly believes that this lawsuit is baseless. The lawsuit claims, at a high level, that the plaintiffs were damaged by a reduction in the number of classes in the Company’s on-demand content library, and a change in some of the artists and songs played during those classes. However, the Company’s standard terms of service, which the plaintiffs agreed to before accessing the Company’s services, state that the Company reserves the right to modify the service in any way, including by changing or altering content. Moreover, the Company’s standard terms of service also include a provision pursuant to which the plaintiffs agreed to arbitration of any disputes and, as a result, the Company intends to file a motion to compel individual arbitration of this case in the near term. Therefore, the Company believes the possibility that the plaintiffs will prevail in the Putative Class Action is remote and that even if the plaintiffs were to prevail, the result would not have material impact on the Company’s business. For these reasons, the Company does not believe disclosure of the Putative Class Action in the Draft Registration Statement is required.

Unaudited Interim Condensed Financial Statements

2. Summary of Significant Accounting Policies

Marketable Securities, page F-39

9.	We note your response to comment 27. Please disclose the maturities of your marketable securities as required by ASC 320-10-50-3.

The Company advises the Staff that the disclosure on page F-39 of Draft No. 3 denotes the Company’s accounting policies related to marketable securities and that the maturities of the Company’s marketable securities are addressed on page F-44 of Draft No. 3.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2019

10. Debt and Financing Arrangements, page F-47

10.

We note that your disclosure on page 82 regarding the amended and restated credit agreement. Please tell us what consideration you gave to disclosing the amended and restated credit agreement as a subsequent event.

The Company advises the Staff that the Company intends to update the disclosure in the notes to the consolidated financial statements included in the Draft Registration Statement to disclose the amended and restated credit agreement upon inclusion of the Company’s consolidated financial statements for fiscal year 2019 in a subsequent amendment to the Draft Registration Statement.

18. Subsequent Events, page F-58

11.	Please tell us your consideration of providing disclosure updating pending legal proceedings and contingencies.

The Company advises the Staff that the Company intends to update the disclosure in the notes to the consolidated financial statements included in the Draft Registration Statement for developments to pending legal proceedings and contingencies that occurred after May 23, 2019 upon inclusion of the Company’s consolidated financial statements for fiscal year 2019 in a subsequent amendment to the Draft Registration Statement.

*    *    *

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559.

Sincerely,

/s/ James D. Evans
James D. Evans

cc:	Via E-mail

Jill Woodworth, Peloton Interactive, Inc. (w/o enclosures)

Hisao Kushi, Peloton Interactive, Inc. (w/o enclosures)

Caitlin Johnston, Peloton Interactive, Inc. (w/o enclosures)

Cynthia C. Hess, Fenwick & West LLP (w/o enclosures)

Ran D. Ben-Tzur, Fenwick & West LLP (w/o enclosures)